03036276

RECEIVED
NOV 03 2003
SEC MAIL PROCESSING
WASH. D.C.
187

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, October 31, 2003 Home Equity Pass-Through Certificates, Series 2003-6
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100669
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
NOV 04 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: John P. Graham
Name: John Graham
Title: Vice President

Dated: October 31, 2003

DERIVED INFORMATION [10/29/03]

HEMT Series 2003-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Original Term

Original Term	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %
<= 60	148	4,200,511.88	2.02	7.71108	50	732	15.8	34.0	95.0	100.0	100.0	4.1
61 - 120	616	17,449,399.31	8.38	7.94888	109	739	19.6	35.0	98.9	97.6	99.6	1.5
121 - 180	2,995	128,398,291.69	61.7	9.78944	176	700	19.3	38.2	93.9	34.2	91.1	25.5
181 - 240	674	28,392,192.42	13.6	10.571	235	680	18.9	41.7	98.1	33.0	95.2	20.4
241 - 300	1	119,436.40	0.06	12	295	688	21.6	28.6	99.8	100.0	100.0	100.0
301 - 360	585	29,687,786.17	14.3	9.99468	357	702	18.8	36.6	92.7	23.0	88.9	25.1
Total:	**5,019**	**208,247,617.87**	**100**	**9.73038**	**202**	**702**	**19.1**	**38.1**	**94.8**	**39.1**	**92.2**	**22.3**